                                                                                                            File No.  __________

As filed with the Securities and Exchange Commission on September 3, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

(Name of company filing this statement and
address of principal executive offices)

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PNM Resources, Inc.

(Name of top registered holding company)

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Patrick T. Ortiz
Senior Vice President, General Counsel and Secretary
PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158
(Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Terry Horn Vice President and Treasurer PNM Resources, Inc. Alvarado Square Albuquerque, NM 87158	Robert P. Edwards Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216

APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
FINANCING AND SERVICES AUTHORIZATION

ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION

            A.        Introduction

                        In this Application, PNM Resources, Inc. ("Applicant" or "PNM Resources"), a New Mexico corporation and a holding company under the Public Utility Holding Company Act of 1935 (the "Act"), seeks approval pursuant to Sections 6, 7, 9, 10, 12, and 13 of the Act and any other applicable provisions of the Act or Commission rules to engage in the transactions set forth herein from the effective date of an order issued approving this Application through the period ending December 31, 2007 ("Authorization Period").

                        On or before the effective date of this Application PNM Resources will file a registration statement pursuant to Section 5 of the Act.

            Part B of Item 1 below describes the operations of Applicant and its subsidiaries, which predominantly consist of integrated electric and gas utility operations. Part C of Item 1 describes the requested authorizations to issue securities, to acquire or retain certain securities and intermediate subsidiaries, to acquire certain Energy Assets, and to provide affiliate services consistent with applicable state authorizations pending approval of a subsidiary service company.

                        The authority requested herein will only be exercised to the extent consistent with other applicable law and will not be exercised or asserted in derogation of any state public utility regulation law, regulation, or order.

B.                 Description of the Parties to the Transaction.

                   1.          Description of PNM Resources and its Subsidiaries

            PNM Resources is a holding company formed on March 3, 2000.  PNM Resources became a public utility holding company on December 31, 2001, and conducts its operations consistent with the order of the New Mexico Public Regulation Commission ("NMPRC") which authorized the holding company structure.  Except for certain services provided to its subsidiaries pursuant to that order, PNM Resources conducts no business operations other than as a holding company.

            PNM Resources' only public-utility company subsidiary is Public Service Company of New Mexico ("PNM"), a New Mexico corporation incorporated on May 9, 1917.  PNM is an integrated electric and gas public utility company.  It is engaged in the generation, transmission, and distribution of electric energy at retail in the State of New Mexico and makes sales for resale ("wholesale" sales) of electricity in interstate commerce.  PNM is also engaged in the distribution of natural gas in the State of New Mexico, which includes some incidental off-system wholesale sales of natural gas.  PNM had electric revenues for 2003 of $543,850,000, $51,952,000 and $550,382,000 for its retail, transmission, and wholesale electricity segments, respectively.  Its natural gas operating revenues for 2003 were $358,267,000.

            PNM Resources' current non-utility activities are conducted through Avistar, Inc. ("Avistar"), a company engaged solely in energy-related activities within the meaning of Rule 58.  Furthermore, PNM Resources has the following direct inactive non-utility subsidiaries: EIP Refunding Corporation, Paragon Resources, Inc., PNM Electric & Gas Services, Inc., Sunbelt Mining Co. Inc., Sunterra Gas Gathering Company and Sunterra Gas Processing Company.  PNM Resources also has the following indirect inactive non-utility subsidiaries: AMDAX.com (25% interest directly owned by Avistar, Inc.), Gas Company of New Mexico (directly owned by Sunbelt Mining Co. Inc.), Meadows Resources, Inc. (directly owned by PNM) and its subsidiaries, Bellamah Associates, Ltd., Bellamah Community Development, Bellamah Holding Company, Bellamah Investors Ltd., and Republic Holding Company. PNM also factors its receivables through a subsidiary, PNM Receivables Corporation, but does not offer the service to non-affiliates.

            The businesses of PNM constitute substantially all of the businesses of PNM Resources and its subsidiaries.  Therefore, the financial results and results of operations of PNM are virtually identical to the consolidated results of PNM Resources and its subsidiaries.[1]  The revenues, expenses, capitalization and business operations of Applicant and PNM are more fully described by their filings pursuant to the Securities Exchange Act of 1934 on file with the Commission, including their most recent Annual Report on Form 10-K for the year ending December 31, 2003, and Form 10-Q for the quarters ending March 31, 2004 and June 30, 2004, and Proxy statement on Schedule 14A dated April 7, 2004, on file with the Commission (File Nos. 333-32170 and 1-6986).  These filings are incorporated by reference as though fully set forth herein.

            As an electric and gas public utility, PNM is subject to the jurisdiction of the NMPRC, with respect to its retail electric and gas rates, service, accounting, issuance of securities, construction of major new generation and transmission facilities and other matters regarding retail utility services provided in New Mexico.

            PNM's principal business segments are Wholesale Operations ("Wholesale") and Utility Operations.  Utility Operations include Electric Services ("Electric"), Transmission Services ("Transmission") and Gas Services ("Gas").  In addition, PNM owns Merchant Plant (authorized generation facilities that are not included in rate base) that is subject to a Global Electric Settlement Agreement approved by the NMPRC (described below).

[1]               See infra Exhibits FS-1 (Consolidated Balance Sheet of PNM Resources as of December 31, 2003) and FS-2 (Consolidated Statement of Operations of PNM Resources as of December 31, 2003).

            (a)        Wholesale Operations.

            Wholesale consists of the generation and sale of electricity into the wholesale market based on three product lines that include long-term contracts, forward sales and short-term sales.  The source of these sales is supply created by selling energy not needed at the time by state jurisdictional customers as well as the capacity of PNM's wholesale plants excluded from retail rates.  The "regulated generation" (generation in rate base),"unregulated generation" (certain generation excluded from rate base) and "Merchant Plant" ( including certain generation excluded from rate base) are jointly dispatched in order to improve reliability, provide the most economic power to retail customers, and maximize profits on any wholesale transactions.  From time to time, Wholesale also makes purchases of energy.

            Long-term contracts include sales to firm-requirements and other wholesale customers with multi-year arrangements.  These contracts range from 2 to 17 years with an average of 7.5 years.  Forward sales include third party purchases in the forward market that range from 1 month to 3 years.  Short-term sales generally include spot market, hour-ahead, day-ahead and week-ahead contracts with terms of 30 days or less.  Also included in short-term sales are sales of any excess generation not required to fulfill PNM's retail load and contractual commitments.  Short-term sales also cover the revenue credit to retail customers as specified in the Global Electric Settlement Agreement.

                        (b)        Utility Operations.

            As stated above, Utility Operations consist of Electric, Transmission and Gas services.  Electric consists of the distribution and generation of electricity for retail electric customers in New Mexico.  PNM provides retail electric service to a large area of north central New Mexico, including the cities of Albuquerque and Santa Fe, and certain other areas of New Mexico.  Customers' rates for retail electric service are set by the NMPRC based on the provisions of the Global Electric Agreement through 2007.  PNM's power generation facilities are jointly dispatched under common control in order to serve PNM's electric utility customers economically and reliably.  PNM owns or leases generation located in the States of Arizona and New Mexico within the Western Electricity Coordinating Council ("WECC")[2] region, a National Electric Reliability Council region including much of the Western United States and portions of Canada and Mexico. PNM is also interconnected with the Southwest Power Pool ("SPP") and generation included within the SPP is also eligible for inclusion as Merchant Plant within the Global Settlement. PNM experienced a peak electrical demand on its system of 1661 MW in 2003.  PNM owns or leases 1742 MW of generating capacity. Additional capacity is purchased from third parties under certain power purchase agreements that may be accounted for as leases, for a total of 2074 MW available capacity.

[2]              The WECC was formed on April 18, 2002 by the merger of the Western Systems Coordinating Council, the Southwest Regional Transmission Council and the Western Regional Transmission Association. It coordinates and supports electric system reliability and open power transmission access throughout its service area, encompassing 1.8 million square miles.

            Transmission consists of the transmission of electricity over transmission lines owned or leased by PNM, interconnected with other utilities in New Mexico and south and east into Texas, west into Arizona and north into Colorado and Utah.  PNM owns or leases approximately 3000 circuit miles of transmission lines. PNM owns and operates in excess of 8000 miles of distribution lines excluding street lighting in New Mexico.

            The Gas segment includes the transportation and distribution of natural gas to end users, including end users in most of the major communities in New Mexico, including two of New Mexico's three largest metropolitan areas, Albuquerque and Santa Fe.  Gas's customer base includes both sales-service customers and transportation-service customers. Gas derives its supplies from common sources of supply within New Mexico and the region and operates as an integrated system.  From time to time, the Gas segment makes off-system sales of natural gas incidental to its natural gas operations.  Certain portions of the PNM system receive natural gas from interstate pipelines and facilities operated by third parties.  PNM owns and operates an underground storage facility in Albuquerque, New Mexico, approximately 1550 miles of transmission pipeline and compression facilities within New Mexico, and approximately 11,500 miles of natural gas distribution lines.

            By an order of the predecessor to the NMPRC, PNM was authorized to acquire the assets that comprise its natural gas operations. While natural gas and electricity have operated as separate divisions, the combination of functions has occurred pursuant to NMPRC order and statutory authorization.  Certain support, corporate, and operating services are carried out by common personnel, including meter reading and field services, in addition to corporate services.  Additionally, PNM customers receive a combined gas and electric bill in those areas where PNM provides both utility services. The natural gas distribution system represents an appropriate and authorized "additional system" within the meaning of Section 11 of the Act.[3]

                        (c)        Merchant Generation.

            The Merchant Plant owned by PNM constitutes utility assets within the meaning of the Act[4], and will be available through joint dispatch to support service to the retail customers of PNM.  PNM's Merchant Plant activities are governed by a Global Electric Settlement Agreement ("Global Settlement") that was entered into on October 10, 2002, between PNM, the NMPRC staff, the New Mexico Attorney General, and other consumer groups.  The Global Settlement provides, among other things, (1) joint support for the repeal of a majority of the New Mexico Electric Utility Industry Restructuring Act of 1999; (2) PNM's retail electric rates through 2007; (3) generation resources for retail loads; and (4) PNM's participation and financing of Merchant Plant activities and the eventual transfer of Merchant Plant out of PNM.

[3]               The electric power operations constitute a single, integrated electric utility system with coordinated dispatch of generation operating within a single region of the country, the Southwestern United States. Its natural gas system likewise is an integrated utility system operating within a single state in many of the locations where Applicant distributes electricity. Reliant Energy, Inc. (Centerpoint), HCAR No. 27548 (July 5, 2002), approved retention of a natural gas system under similar circumstances pursuant to the "additional system" proviso of section 11 of the Act. In addition, Section 9(b)(1) of the Act expressly authorizes public-utility company subsidiaries of registered holding companies to acquire (and therefore to  retain) utility assets pursuant to state commission order. As noted above, the NMPRC expressly approved PNM's acquisition of the gas utility assets.

[4]               PNM Resources to date has no aggregate investment in any Exempt Wholesale Generators.

            Specifically, with regard to Merchant Plant, the Global Settlement creates a system that allows PNM the flexibility to continue its involvement in Merchant Plant development but also gives the NMPRC pervasive authority to protect ratepayers from the risk of PNM's Merchant Plant investment.  Among other things, the risks associated with Merchant Plant investment are mitigated by the following:  (1) a $1.25 billion cap on total investment in all Merchant Plant; (2) the required investment grade rating for both PNM and PNM Resources; (3) specified debt to capital ratio limits; (4) dividend restrictions; (5) the 50% debt limit for the construction of the "Merchant Plant" (where PNM must match every $1 of debt with a $1 of equity); (6) required non-merchant expenditures; and (7) the transfer date of January 1, 2010, extendable to 2015 with NMPRC approval.

            Overall, for PNM to invest in Merchant Plant it must either obtain specific approval for a transaction from the NMPRC or meet a series of conditions established by the NMPRC through the Global Settlement.  For example, PNM can invest up to a total of $1.25 billion of total investment in all Merchant Plant without NMPRC approval (except location approval under NMSA 1978, § 62-9-3).  However, PNM must present its investment plans to Standard and Poor's Rating Group (a Division of The McGraw-Hill Companies) ("S&P") and must provide S&P's written confirmation that PNM's proposed course of action will not cause the senior unsecured debt securities of PNM or PNM Resources to fall below investment grade on either a stand-alone or consolidated basis, respectively.  If PNM cannot meet these conditions, it must obtain NMPRC approval prior to investing in Merchant Plant. In addition, PNM must invest at least $60 million annually in non-Merchant Plant gas and electric utility infrastructure to serve New Mexico.

            2.         Financial Condition of PNM Resources and PNM

            PNM Resources states that the securities issued by PNM Resources and PNM are:

PNM Resources senior unsecured debt	Moody's: N/A	S&P: N/A
PNM Resources commercial paper - short term	Moody's: N/A	S&P: N/A
PNM senior unsecured debt	Moody's: Baa2	S&P: BBB
PNM commercial paper - short term	Moody's: P2	S&P: A2

            PNM Resources states that the consolidated common equity as a percentage of total capitalization for each of PNM Resources and PNM is as stated below:

	PNM Resources	PNM
Consolidated common equity as a percentage of total capitalization	52.3%	50.7%

            C.        Requested Authority

                        Upon the effective date of an order issued in this proceeding, PNM Resources seeks the following authority during the Authorization Period, to the extent that such transactions are not otherwise exempt under the Act, for:

(1)        PNM Resources to increase its capitalization in the aggregate amount of $1.5 billion over and above its capitalization as of December 31, 2003, other than for exchanging, refunding or replacing securities where capitalization is not increased as a result thereof from that in place at December 31, 2003, through the issuance and/or sale of common stock, preferred stock, preferred securities, equity-linked securities, long-term debt and short-term debt, or securities which are convertible into any such securities, whether directly or through one or more financing conduits;[5]

                        (2)        PNM Resources to provide performance and financial guarantees, and other credit support for all of its subsidiaries, as described in paragraph D(2)(e) below, in an aggregate amount not to exceed $300 million at any time outstanding;

                        (3)        PNM Resources to issue and sell common stock pursuant to direct stock purchase and dividend reinvestment plans, incentive compensation plans and other employee benefit plans (included under the issuances and sales of common stock authorized in Paragraph C(1) above);

                        (4)        PNM Resources to engage in certain cash management activities as described under paragraph E below;

                        (5)        PNM Resources to use financing conduits or subsidiaries to issue or sell debt or equity securities or securities which are convertible into any such securities on PNM Resources' behalf either by PNM Resources owning such conduits or subsidiaries or guaranteeing the obligations of such conduits or subsidiaries as described in paragraph D(2)(c) below;

                        (6)        PNM Resources to enter into transactions to manage interest rate and equity price risk with regard to the issuance of securities as described in paragraph D(2)(d) below;

                        (7)        PNM Resources to invest up to $300 million in Energy Assets, as defined and described in Paragraph F;

                        (8)        PNM Resources to change the capital stock of subsidiaries as described in Paragraph G below;

[5]        For the purpose of calculating the amount of the $1.5 billion authorization used at any one time, PNM Resources will calculate capitalization on a non-consolidated basis and will exclude retained earnings and accumulated other comprehensive income, as well as the amount of securities issued for purposes of refunding or replacing other outstanding securities where PNM Resources' capitalization is not increased as a result.

                        (9)        PNM Resources to exchange, refund or replace existing securities where capitalization is not increased as a result thereof from that in place at December 31, 2003; and

                        (10)      PNM Resources to provide services to its subsidiaries pursuant to Section 13(a) of the Act as described in Paragraph H below.

            The approval by the Commission of this Application will give PNM Resources the flexibility to respond quickly and efficiently to their respective financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on business activities designed to provide benefits to customers and shareholders.

            D.        Parameters for Financing Authorization[6]

                        (1)        Financing Authorization Terms and Conditions

                        Authorization is requested herein to engage in certain financing transactions during the Authorization Period.  The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

                                    (a)        Common Equity Ratio.  PNM Resources states that at all times during the Authorization Period each of PNM Resources and PNM will maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization (common equity, preferred stock and long-term and short-term debt); provided that PNM Resources will in any event be authorized to issue common stock to the extent otherwise authorized in this Application.

                                    (b)        Investment Grade Ratings.  PNM Resources will not issue any securities, other than common stock, member interests, commercial paper, short-term bank debt (with a maturity or one year or less) or securities issued for the purpose of funding intra-system financings, pursuant to the authority conferred pursuant to this Application, unless upon original issuance thereof (a) the security to be issued, if rated, is rated at least investment grade; and (b) all outstanding securities (with the exceptions stated above) of PNM Resources that are rated are rated investment grade.  For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as defined in rule 15c3-1(c) (2) (vi) (F) under the Securities Exchange Act of 1934.  PNM Resources further requests that the Commission reserve jurisdiction over the issuance of any such securities at any time that the conditions set forth above are not satisfied.

                                    (c)        Effective Cost of Money on Financings.  The effective cost of capital for long-term debt, short-term debt, preferred stock, preferred securities and equity-linked securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on (i) any such long-term debt securities exceed the greater of (I) 700 basis points over comparable term U.S. Treasury securities ("Treasury Security") or (II) a gross spread over a Treasury Security which is consistent with similar securities of comparable credit quality and maturities issued by other companies; or (ii) any such short-term debt securities exceed the greater of (I) 700 basis points over comparable term London Interbank Offered Rate ("LIBOR") or (II) a gross spread over LIBOR which is consistent with similar securities of comparable credit quality and maturities issued by other companies.  The dividend and distribution rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed at the time of issuance the greater of (I) 700 basis points over a Treasury Security or (II) a gross spread over a Treasury Security which is consistent with similar securities of comparable credit quality and maturities issued by other companies.

[6]           The financing authorizations requested herein are consistent with those issued in First Energy Corp, HCAR No. 27694 (June 30, 2003; Centerpoint Energy, Inc., HCAR No. 27692 (June 30, 2003) SCANA Corporation, HCAR  No. 27649 (February 12, 2003); E. On A,G HCAR No. 27539 (June 14, 2002); Dominion Resources, Inc., HCAR No. 27406 ( May 24, 2001); Exelon Corporation, HCAR No. 27266 (November 2, 2000); New Century Energies, HCAR No. 27212 (August 16, 2000); The Southern Company, HCAR No. 27134 (February 9, 2000), and releases cited therein.

                                    (d)        Maturity.  The final maturity of any long-term debt securities will not exceed 50 years.  Preferred securities will be redeemed no later than 50 years after issuance, unless such preferred security is perpetual in duration.

                                    (e)        Issuance Expenses.  The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 500 basis points of the principal or face amount of the securities being issued or gross proceeds of the financing or (ii) the competitive market rates which are consistent with similar securities of comparable credit quality and maturities issued by other companies.

                                    (f)         Use of Proceeds.  The proceeds from the sale of securities issued by PNM Resources pursuant to this Application will be used for general corporate purposes including (i) the financing of the capital expenditures of the PNM Resources system, (ii) the financing of working capital requirements of the PNM Resources system, (iii) direct or indirect investment in companies or assets the acquisition of which are either exempt under the Act or by Commission Rule or have been authorized by the Commission, (iv) cash management activities and (v) other lawful purposes.

                        (2)        Description of Specific Types of Financing

                        PNM Resources requests authorization to obtain funds externally through sales of equity, equity linked, preferred and/or debt securities in accordance with the authority herein represented. Although not limited to the securities described PNM Resources' Universal Shelf S-3 incorporated by reference in Exhibit C-1 hereto, the authorization sought herein includes all of the securities described therein.  With respect to common stock, and consistent with current authority, PNM Resources also requests authority to issue common stock to third parties in consideration for the acquisition by PNM Resources of equity or debt securities of a company being acquired pursuant to an exemption under the Act, or pursuant to a Commission rule or specific authorization by another Commission order.  In addition, PNM Resources seeks, to the extent  authorization is required, the flexibility to enter into certain hedging transactions to manage interest rate and equity price risk.

                                    (a)        Equity Securities

                                                (i)         Common Stock (including Stock Purchase Contracts/Units)

                                    From time to time during the Authorization Period, subject to the limits and conditions specified in this Application, PNM Resources seeks authority to issue and sell additional shares of its common stock or securities convertible into common stock (i) through solicitations of proposals from underwriters or dealers, (ii) through negotiated transactions with underwriters or dealers, (iii) directly to a limited number of purchasers or to a single purchaser, and/or (iv) through agents.  The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions.

                                    PNM Resources also seeks authority to issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from PNM Resources and/or PNM Resources to sell to the holders, a specified number of shares at an aggregate offering price of PNM Resources' common stock at a future date.  The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts.  The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of PNM Resources and/or debt obligations of non-affiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of PNM Resources under the Stock Purchase Contracts.  The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

                                    PNM Resources may also issue common stock, securities convertible into common stock, performance share options, warrants and other stock purchase rights exercisable for common stock as consideration, in whole or in part, for acquisitions by PNM Resources of securities of businesses or the assets of such businesses, the acquisition of which (a) is exempt under the Act or by Commission rule or (b) has been authorized by prior Commission order issued to PNM Resources, subject in either case to applicable limitations on total investments in any such businesses.  All such sales will be with terms and conditions, at rates or prices and under conditions negotiated or based upon, or otherwise determined by, prevailing capital markets.

                                    Currently, PNM Resources maintains the following stock plans ("Stock Plans"):

                      Omnibus Performance Equity Plan.  Under the Omnibus Performance Equity Plan ("PEP"), PNM Resources has considerable flexibility to structure compensations incentives for officers and employees by rewarding long-term growth and profitability incentives in the evolving competitive environment.  The PEP allows for non-qualified stock options, incentive stock options, restricted stock rights, performance shares, performance units and stock appreciation rights.

                      Performance Stock Plan.  Under the Performance Stock Plan ("PSP"), stock options were previously issued to employees.  The PSP was replaced by the PEP, but the PSP remains in effect as long as there are outstanding options that were granted under the PSP.

                      Employee Stock Purchase Plan.  This plan allows employees to purchase common stock through payroll deductions at a discount from the market price.

                      Retirement Savings Plan.  PNM Resources also sponsors the Retirement Savings Plan, a defined contribution retirement plan.  Contributions to the plan are made both by participants and by PNM Resources.  A participant may choose to invest his or her accounts in one or more investment funds, including the PNM Resources Stock Fund, which holds shares of stock of PNM Resources and cash.

                      Executive Savings Plan.  Under the Executive Savings Plan ("ESP"), a participant may choose to invest his or her accounts in one or more of several hypothetical investment funds, including the PNM Resources Stock Fund.  A participant who chooses to invest in the PNM Resources Stock Fund may elect to settle that portion of his or her account in either common stock or cash.

                      Director Retainer Plan.  Stock options are issued to non-employee directors under this plan.

                      PNM Direct Plan.  This is a direct stock purchase and dividend reinvestment plan that is not limited to PNM employees and is designed to provide an economic and convenient way to invest in PNM Resources' common stock.

                                    PNM Resources requests authority, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method, which complies with applicable law and Commission interpretations then in effect, shares of PNM Resources common stock for the Stock Plans, pension trusts or other PNM Resources direct stock purchase and dividend reinvestment plans[7] or similar plans hereafter adopted without additional prior Commission order.  PNM Resources further requests authority to issue and sell common stock to PNM customers consistent with existing charter authority and the requirements of applicable state and federal securities laws pursuant to a plan to be adopted during the Authorization Period without additional prior Commission order.  Stock transactions of the variety described above would be treated the same as other stock transactions permitted pursuant to this Application.

[7]           PNM Resources also sponsors the Employees' Retirement Plan ("ERP"), a noncontributory defined benefit pension plan.  Prior to January 1, 1998, employees who had at least one year of service and who had attained the age of 21 years were eligible to become participants.  A participant's compensation used for ERP benefit calculations was frozen as of December 31, 1997.  PNM Resources made a contribution of PNM Resources common stock in the amount of $28,949,992 on June 6, 2003.

                                                (ii)        Preferred Securities

                                    Subject to the limits and conditions specified in this Application, PNM Resources also seeks authority to issue and sell preferred securities in one or more series.

                                    Preferred securities or securities convertible into preferred securities of any series (a) will have a specified par or stated value or liquidation value per security, (b) will carry a right to periodic cash dividends and/or other distributions, subject among other things, to funds being legally available therefor, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the par or stated liquidation value thereof, (d) may be convertible or exchangeable into common stock of PNM Resources, preferred securities or unsecured debt that PNM Resources is otherwise authorized to issue by Commission order directly, or indirectly through Financing Conduits on behalf of PNM Resources, (e) and may bear such further rights, including voting, preemptive or other rights, and other terms and conditions, as set forth in the applicable certificate of designation, purchase agreement and/or similar instruments governing the issuance and sale of such series of preferred securities.

                                    Preferred securities or securities convertible into preferred securities may be issued in private or public transactions.  With respect to private transactions, such securities of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the preferred securities without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder.  From time to time PNM Resources may also issue and sell such securities of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

                                    The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

                                                (b)        Debt Securities

                                                (i)         Short-Term Notes

                                    Subject to the limits and conditions in this Application, PNM Resources seeks authority to make short-term borrowings from banks or other financial institutions.  Such borrowings will be evidenced by (1) "transactional" promissory notes to be dated the date of such borrowings and to mature not more than one yearafter the date thereof or (2) "grid" promissory notes evidencing all outstanding borrowings from the respective lender, to be dated as of the date of the first borrowing evidenced thereby, with each such borrowing maturing not more than one year thereafter.  Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.  PNM Resources notes that, at any given time, some or all of its outstanding short-term notes will be issuable in connection with the establishment of back-up credit facilities to support PNM Resources' commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid.  Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under PNM Resources' financing authorization unless and until an actual borrowing occurs under the related credit facility. Any other result would "double count" PNM Resources' actual financial obligation.  Additionally, with respect to any "grid" notes issued by PNM Resources, only the amount actually outstanding thereunder at any given time shall be considered a borrowing.

                                                (ii)        Commercial Paper

                                    Subject to the limits and conditions in this Application, PNM Resources also seeks authority to issue and sell commercial paper through one or more dealers or agents or directly to a limited number of purchasers.

                                    PNM Resources proposes to issue and sell the commercial paper at market rates with varying maturities not to exceed 365 days.  The commercial paper will be in the form of book-entry unsecured promissory notes (and/or pursuant to an underlying master note with a trust company which may not state a maturity) with varying denominations of not less than $1,000 each.  In commercial paper sales effected on a discount basis, no commission or fee will be payable in connection therewith; however, the purchasing dealer will re-offer the commercial paper at a rate less than the rate offered to PNM Resources.  The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity.  The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933, as amended (the "Securities Act") or otherwise so as to be exempt from registration under the Securities Act.

                                                (iii)       Long-Term Notes[8]

                                    Subject to the limits and conditions in this Application, PNM Resources also seeks authority to issue and sell long-term unsecured debt securities ("Notes") in one or more series.

                                    Notes of any series may be either senior or subordinated obligations of PNM Resources. Notes of any series (a) will have maturities of at least 12 months, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may be convertible or exchangeable into common stock of PNM Resources.  Interest accruing on Notes of any series may be fixed or floating or "multi-modal" (where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period, with all accrued and unpaid interest together with interest thereon becoming due and payable at the end of each such reset period, or at maturity).  Notes may be issued under one or more indentures to be entered into between PNM Resources and financial institutions acting as trustee(s); supplemental indentures may be executed in respect of separate offerings of one or more series of Notes.

[8]           PNM Resources has no outstanding long-term or short-term debt securities as of June 30, 2004.

                                    Notes may be issued in private or public transactions.  With respect to the former, Notes of any series may be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Notes without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder.  From time to time, PNM Resources may also issue and sell Notes of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.  Furthermore, Notes may be issued to public agencies or authorities, political subdivisions or instrumentalities thereof that provide industrial revenue bond or pollution control revenue bond or similar financing to PNM Resources or its Financing Conduits or Intermediate Subsidiaries (as defined below).

                                    The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Notes of a particular series, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable purchase agreement or underwriting agreement setting forth such terms.

                                    (c)        Financing Conduits

                                    In addition to issuing any of the foregoing debt or equity securities directly, PNM Resources requests approval (to the extent such approval may be required under the Act) to form one or more entities for the primary purpose of issuing and selling any of the foregoing securities, lending, transferring the proceeds thereof to PNM Resources or an entity designated by PNM Resources, and engaging in transactions incidental thereto, subject to the limits and conditions of this Application.

                                    The proposed entities will comprise one or more financing entities (each, a "Financing Entity") and one or more special-purpose entities (each, a "Special-Purpose Entity," and together with Financing Entities, "Financing Conduits").  In either case the entities' businesses may include issuing and selling securities on behalf of PNM Resources or a PNM Resources' affiliate.  Any securities issued by the Financing Conduits may be guaranteed by PNM Resources or such affiliate, either directly or ultimately.  Such Financing Conduits may be constituted as corporations, partnerships, limited liability companies, trusts or other entities.

                                    PNM Resources would acquire a portion of the outstanding shares of common stock or other equity interests of the Financing Conduit for an amount not less than the minimum required by applicable law.  A primary function of the Financing Conduit will be effecting financing transactions with third parties for the benefit of PNM Resources or its affiliates.  As an alternative in a particular instance to PNM Resources directly issuing debt or equity securities, or through a Special-Purpose Entity, PNM Resources may determine to use a Financing Entity as the nominal issuer of the particular debt or equity security.  In that circumstance, PNM Resources or its affiliate may provide a full guarantee or other credit support with respect to the securities issued by the Financing Entity, the proceeds of which would be lent, dividended or otherwise transferred to PNM Resources or an entity designated by PNM Resources.

                                    One of the primary strategic reasons behind the use of a Financing Conduit would be to segregate financings for the different businesses conducted by PNM Resources, distinguishing between securities issued by PNM Resources to finance its investments in non-utility businesses from those issued to finance its investments in the core utility business.  A separate Financing Entity may be used by PNM Resources with respect to different types of non-utility businesses and/or Merchant Plant.  PNM Resources would use Special-Purpose Entities in connection with certain financing structures for issuing debt, preferred, equity-linked or equity securities, in order to achieve a lower cost of capital, or incrementally greater financial flexibility or other benefits, such as tax savings or increased access to capital markets, than would otherwise be the case.

                                    (d)        Interest Rate and Equity Price Risk Management[9]

                                    To the extent authorization is required under the Act, PNM Resources requests authority to manage equity price and interest rate risk  through the performance, entering into, purchasing and selling of various risk management instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, options, forwards, treasury locks, forward starting interest rate swaps, futures, forward issuance agreements, call spread options, the sale and/or purchase of various call or put options or warrants and similar products designed to manage market, price, rate or credit risks (collectively "Hedging Instruments").

                                    PNM Resources will enter into Hedging Instruments pursuant to agreements with counterparties that are either strongly rated financial institutions or which have a strongly rated parent which provides a parental guarantee, i.e., who at the date of execution of the agreement with PNM Resources, as the case may be, are rated at least "BBB" by S&P or Fitch or "Baa2" by Moody's("Authorized Counterparties"). The derivative transactions will be for fixed periods and in no case will the notional principal amount exceed the principal amount of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities.  PNM Resources will not engage in "leveraged" or "speculative" derivative hedging transactions.

[9]          The authority sought herein with respect to interest rate and equity price risk management is consistent with the applicable provisions of the Act, including section 10 and the authority granted in: Exelon Corp., Holding Co. Act Release No. 27830 (April 1, 2004); AGL Resources, Inc., Holding Co. Act Release No. 27828 (April 1, 2004); WGL Holdings, Inc., Holding Co. Act Release No. 27827 (April 1, 2004).

                                    In addition, PNM Resources requests authorization to manage, maintain, remove and enter into hedging transactions with respect to anticipated securities offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions.  Such Anticipatory Hedges would only be entered into with Authorized Counterparties, and would be utilized to fix and/or limit the interest rate or equity price risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to, structured notes, caps and collars, appropriate for the Anticipatory Hedges.  Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or New York Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades.  PNM Resources will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.  In this regard, PNM Resources may decide to lock in interest rates and/or limit its exposure to interest rate increases.

                                    Fees and commissions charged or required in connection with any interest rate or equity price risk management agreements will not exceed the then current market price.

                                    PNM Resources represents that each Hedging Instrument and Anticipatory Hedge will be treated for accounting purposes under generally accepted U.S. accounting principles.

                                    (e)        Guarantees

                                    From time to time through the Authorization Period, PNM Resources requests authority to guarantee, obtain letters of credit, enter into financing arrangements and otherwise provide or maintain credit support (each, a "Guarantee") in respect of the debt or other securities or obligations of any or all of PNM Resources' subsidiary or associate companies (including any thereof formed or acquired at any time during the Authorization Period), and otherwise to further the business of PNM Resources, provided that the total amount of Guarantees at any time outstanding does not exceed $300 million (the "PNM Resources Guarantee Limit"), and provided further, that (i) any Guarantees of EWGs and FUCOs shall also be subject to PNM Resources' limitation on investment in EWGs and FUCOs hereto; and (ii) any Guarantees of energy-related companies within the meaning of Rule 58 ("Rule 58 Companies") shall also be subject to the aggregate investment limit of Rule 58.  The terms and conditions of any Guarantees, and the underlying liabilities covered thereby, would be established at arm's-length based upon market conditions.

                                    PNM Resources may charge a fee for each Guarantee provided on its behalf that is not greater than cost, if any, of obtaining the liquidity necessary to perform the guarantee for the period of time the Guarantee remains outstanding.

                                    In the event that PNM Resources issues any debt or equity securities authorized hereunder by means of any financing conduits or subsidiaries, PNM Resources may provide a full Guarantee in respect of the payment and other obligations of the financing conduit or subsidiary under the securities issued by it.  Given that any securities nominally issued by any such financing conduit or subsidiary are in substance securities issued by PNM Resources itself, any securities issued by a financing conduit or subsidiary would count dollar-for-dollar against PNM Resources' financing authority.  However, PNM Resources submits that any Guarantees of securities of financing conduits or subsidiaries should be excluded entirely from the PNM Resources Guarantee Limit, since inclusion thereof would amount to "double counting," in effect penalizing PNM Resources for using financing conduits or subsidiaries.

            E.         Cash Management Activities

                        PNM Resources requests authorization to engage in cash management activities with surplus funds obtained from the financing authority provided in this Application.  Such surplus funds would ordinarily be invested in one or more short-term investments including: (a) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities; (b) commercial paper; (c) certificates of deposit; (d) bankers' acceptances; (e) repurchase agreements; (f) tax exempt notes; (g) certain other cash management vehicles; and (h) other investments that are permitted by Section 9(c)(3) of the Act and Rule 40.  In particular, PNM Resources requests authority to maintain its existing program of investing up to $15 million in non-voting interests in certain funds designed to hedge capital market risks.  Such hedge fund investments periodically earn a higher yield than other short-term investments, are a small percentage of PNM Resources' overall liquid resources,[10] and PNM Resources would have no voting rights attached to the common stock investments made by the hedge funds.  PNM Resources requests the Commission to reserve jurisdiction on the above program so that PNM Resources may supplement the record and demonstrate that the program is consistent with the standards of the Act within six (6) months after the Commission issues an order rendering this Application effective. In the absence of a demonstration that the foregoing investment program is a reasonable adjunct to other forms of cash management Applicant will divest the same within twelve months the effective date of this application.

            F.         Investments in Non-utility Subsidiaries and Energy Assets

                        PNM Resources requests authority to engage in certain activities described below relating to EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and Energy Related Companies and make additional investments in other non-utility subsidiaries approved by the Commission (collectively, "Non-Utility Subsidiaries").  To the extent any of these activities described in this Application constitute the providing of goods, services or construction from one associate company to another in the PNM Resources system which would be subject to section 13 of the Act, these goods, services or construction will be provided at cost as defined in rules 90 and 91 unless an exemption from the at cost requirement is available under the Act or otherwise approved in the Commission's order in this proceeding.

[10]          As of March 1, 2004, such investments in hedge funds were not more than 3.7% of the liquidity arrangements of PNM Resources.

                        In the future, PNM Resources requests authority to make additional investments in Non-Utility Subsidiaries in the form of purchases of common stock and other securities, capital contributions, loans or open account advances, guarantees, or any combination of the foregoing.  It is also contemplated that Non-Utility Subsidiaries may issue securities from time to time under the exemption provided in Rule 52 to investors other than PNM Resources for the purpose of financing their operations.  Direct or indirect investments by PNM Resources in Non-Utility Subsidiaries would be subject to the limitations applicable to investments for such subsidiaries.

                        In connection with existing and future non-utility businesses, PNM Resources will engage directly or through subsidiaries in preliminary development activities ("Development Activities") and administrative and management activities ("Administrative Activities") associated with such investments.  Development Activities will be limited to: due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition or construction of facilities or the securities of other companies.  PNM Resources proposes to expend directly or through subsidiaries up to $300 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities.  Amounts expended in the development of projects leading to an investment in an Exempt Subsidiary will not count against the limitation on expenditures for Development Activities.  Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage Development Activities and investments in subsidiaries.

                        PNM Resources requests authority to acquire directly or indirectly the securities of one or more corporations, trusts, partnerships, limited liability companies or other  entities (collectively, "Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more Non-Utility Subsidiaries, provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities.  To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission, PNM Resources requests authority for Intermediate Subsidiaries to engage in the Activities described above.  To the extent that PNM Resources provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any Non-Utility Subsidiary, the amount of such funds will be included in PNM Resources' "aggregate investment" in these entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

                        PNM Resources specifically requests authority to expend up to $300 million during the Authorization Period to acquire Energy Assets, including natural gas gathering, storage, transmission, other fuel resources, processing, storage and transportation within the United States and Canada, and Mexico, to the extent incidental to those United States operations and authorized under applicable import/export law.[11]

            G.        Changes in Capital Stock of Subsidiaries

                        The portion of an individual subsidiary's aggregate financing to be effected through the sale of stock to PNM Resources during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time.  It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such subsidiary.  In addition, the subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock.  Also, a wholly-owned subsidiary may wish to engage in a reverse stock split to reduce franchise taxes.  As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by PNM Resources or other intermediate parent company in the instant case.  A subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval.  Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission(s) in the state or states in which such utility subsidiary is incorporated and doing business.  PNM Resources states that in the event that proxy solicitations are necessary with respect to internal corporate reorganizations, PNM Resources will seek approval by the appropriate state authority pursuant to Sections 6(a)(2) and 12(e) of the Act and through an appropriate declaration.

            H.        Services Provided to Subsidiaries

                        PNM Resources intends to file with the Commission, no later than ninety (90) days after the Commission issues an order with respect to this Application, an application-declaration seeking authority to create a service company pursuant to Rule 88 of the Act.  Until the service company application is made effective, PNM Resources requests authorization under section 13(a) of the Act and Commission rules for PNM Resources to continue to provide support services on an interim basis to its subsidiaries.[12]  Currently, PNM Resources performs substantially all of the corporate activities of PNM.  Furthermore, Section 13(a) of the Act authorizes the Commission to exempt (by rules and regulations or orders) services involving special or unusual circumstances or not in the ordinary course of business.

[11]           The authority with respect to Energy Assets is consistent with that issued in Exelon Corp., HCAR No. 27545 (June 27, 2002).

[12]           The Commission has granted similar requests in Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); NiSource, Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000); Reliant Energy, Inc., Holding Co. Act Release No. 27548 (Dec. 18, 2003).

                        Charges for all services will be on an at-cost basis, as determined under Rules 90 and 91 of the Act.  In fact, the NMPRC in its Order Approving Formation of Holding Company issued in NMPRC Case No. 3137 on June 28, 2001, ordered PNM Resources, with the aid and cooperation of NMPRC Staff and interested parties to develop and file a cost allocation manual ("CAM") to address all costs incurred by the holding company and its subsidiaries.  On June 28, 2002, PNM Resources with the aid and cooperation of NMPRC Staff, the New Mexico Attorney General's Office, El Paso Electric Company, New Mexico Industrial Energy Consumers, the United States Executive Agencies and the University of New Mexico, developed and filed a CAM.[13]

                        The CAM established an organizational structure that divides the functional organization of the company into eight separate "entities."  Company 1 is "retail electric distribution".  Company 2 is "electric transmission".  Company 3 is "electric generation". Company 4 is "Avistar".  Company 5 is "gas services".  Company 6 is corporate overhead services for the regulated electric distribution, transmission and gas utility.  Companies 7 and 8 are PNM Resources overhead support for both regulated and unregulated businesses.  Companies 6, 7, and 8 are the companies that provide services that are common to the entire corporation.  Company 6 represents the costs that are common to the regulated electric distribution/customer, electric transmission, and gas services organizations.  Companies 7 and 8 represent the costs of providing essential company-wide services, which benefit the entire corporation.

                        Pursuant to the CAM, Companies 1, 2, 3, 4, and 5 do not allocate any of their costs to other companies.  Company 6 allocates costs to Companies 1, 2 and 5.  Companies 7 and 8 allocate costs among Companies 1, 2, 3, 4, 5, and 6.  Notably, Company 3 receives allocations from PNM Resources only, and not from Company 6, because Company 3's overhead costs, i.e., accounting, public relations and legal, are only associated with the generation business and are embedded within Company 3.

                        The allocation percentages are reviewed and updated annually and remain in effect the entire year unless there is a material change that occurs during the year.

                        PNM Resources further requests authority to perform said services utilizing a subsidiary company formed exclusively for the purposes of performing such services pending its approval as a subsidiary service company pursuant to Rule 88.

            I.          Filing of Certificates of Notification

                        It is proposed that, with respect to PNM Resources, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the Securities Act of 1933, as amended (the 1933 Act), be integrated with the reporting system under the Act.  This will eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and PNM Resources.  The portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification.  The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.  Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.  PNM Resources will file Rule 24 certificates containing the following information:

[13]          The CAM is subject to revision pursuant to the supervision of the NMPRC and subsequent filings at the NMPRC.

(i)         A computation in accordance with Rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its Rule 53 authority;

(ii)        Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any;

(iii)       The market-to-book ratio of PNM Resources' common stock;

(iv)       Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

(v)        A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

(vi)       The sales of any common stock, preferred securities or equity-linked securities by PNM Resources and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities;

(vii)      The total number of shares of PNM Resources common stock issued or issuable under the options granted during the quarter under Stock Plans, employee benefit plans and dividend reinvestment plans including plans later adopted together with the number of shares issued or issuable during the Authorization Period;

(viii)      If PNM Resources common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

(ix)       If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty;

(x)        The amount and terms of any PNM Resources indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

(xi)       The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

(xii)      The amount and terms of any financings consummated by any non-utility subsidiary that is not exempt under Rule 52 which shall also separately show the amount of non-exempt securities issued by non-utility subsidiaries during the Authorization Period;

(xiii)      The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item;

(xiv)     The name and parent company of any Financing Conduit created during the quarter; the amount invested in any Financing Conduit during the quarter and the amount and terms of any securities issued by any Financing Conduit during the quarter, which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period;

(xv)      If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

(xvi)     If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

(xvii)     Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources, that has engaged in jurisdictional financing transactions during the quarter;

(xviii)    A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

(xix)     A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter; and

(xx)      Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24.

ITEM 2.            FEES, COMMISSIONS AND EXPENSES.

            The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at $100,000.

ITEM 3.          APPLICABLE STATUTORY PROVISIONS.

            A.        Applicable Provisions

            Sections 6(a), 7, 9, 10, 12, and 13 of the Act and Rules 53 and 54 thereunder are considered applicable to the proposed transactions. The pertinent analysis under the Act is referenced in the text of the requested authority.

            To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

            B.         Rule 53 and 54 Analysis.

            PNM has no aggregate investment in EWGs or FUCOs.

ITEM 4.           REGULATORY APPROVAL.

            No other regulatory commission has jurisdiction over the transactions for which authority is sought herewith.

ITEM 5.           PROCEDURE.

            The Commission is respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission. PNM Resources requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. PNM Resources hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.        EXHIBITS AND FINANCIAL STATEMENTS.

A.	Exhibits.

A-1

Restated Articles of Incorporation of PNM Resources dated February 22, 2002 (Filed with the Commission as Exhibit 3.1 to PNM Resources' Form 10-K for the fiscal year ended December 31, 2001, File No. 333-32170 incorporated herein by this reference).

A-2

Bylaws of PNM Resources as in effect on February 18, 2003 (Filed with the Commission as Exhibit 3.2 to PNM Resources' Form 10-K for the fiscal year ended December 31, 2002, File No. 333-32170, incorporated herein by this reference).

	A-3	Certificate of Incorporation of Financing Entity (to be filed by amendment).
	A-4	Bylaws of Financing Entity (to be filed by amendment).
	B-1	Agreements (to be provided by amendment).
	B-2	Form of Indenture for Debt Securities filed as Exhibit 4.1 to Form S-3 Registration Statement, File No. 333-106080 (incorporated herein by this reference).

C-1	PNM Resources Inc. Form S-3 Registration Statement under the Securities Act of 1933, File No. 333-106080, June 12, 2003 (incorporated herein by this reference).
D-1	Not Applicable.
E-1	Not Applicable.
F-1	Opinion of Counsel for PNM Resources (to be filed by amendment).
G-1

Director Retainer Plan, Exhibit 4.3 to Post Effective Amendment No. 1 to PNM Resources' Form S-8 filed December 31, 2001, Reg. No. 333-03289-99; First Amendment filed as Exhibit 10.40.1 to PNM Resources' Form 10-Q for the quarter ended March 31, 2003, each of which are incorporated herein by this reference.

Executive Savings Plan, Exhibit 10.75 to PNM Resources' Form 10-K for the year ended December 31, 2003, File No. 333-32170 (incorporated herein by this reference).

Omnibus Performance Equity Plan, filed as Exhibit 4.3 to PNM Resources' Form S-8 filed January 4, 2002, Reg. No. 333-76288 (incorporated herein by this reference).

Third Restated and Amended Performance Stock Plan, filed as Exhibit 10.74 to PNM's Form 10-Q for the quarter ended March 31, 1998;; First Amendment, Exhibit 10.74.1 to PNM's Form 10-Q for the quarter ended March 31, 2000;  Second Amendment, Exhibit 10.74.1 to PNM's Form 10-K for the year ended December 31, 2000;  Third Amendment, Exhibit 10.74.3 to PNM's Form 10-K for the year ended December 31, 2000;  Fourth Amendment, Exhibit 4.3.5 to Post Effective Amendment No. 1 to PNM Resources' Form S-8 filed December 31, 2001, Reg. No. 333-03303;  Fifth Amendment, Exhibit 10.74.5 to PNM Resources' Form 10-Q for the quarter ended September 30, 2002 (each of which are incorporated herein by this reference).

Form of Amended and Restated PNM Resources, Inc. PNM Direct Plan, filed as Exhibit 4.3 to PNM Resources' Form S-3, as amended, File No. 333-100186 (incorporated herein by this reference).

Form of Employee Stock Purchase Plan, filed as Exhibit 4.3 to PNM Resources' Form S-8, File No. 333-100184 (incorporated herein by this reference).

Retirement Savings Plan [citation] (incorporated herein by this reference).

Employees' Retirement Plan [citation] (incorporated herein by this reference).

H-1	Annual Report of PNM Resources on Form 10-K for the year ended December 31, 2003 (Filed with the Commission on March 10, 2004 in File No. 333-32170 and incorporated by reference herein).
I-1	Form of Notice (to be filed by amendment).

            B.         Financial Statements.

FS-1	Consolidated Balance Sheet of PNM Resources as of December 31, 2003 (Incorporated by reference to the filing of PNM Resources on Form 10-K for the year ended December 31, 2003).
FS-2	Consolidated Statement of Operations of PNM Resources as of December 31, 2003 (Incorporated by reference to the filing of PNM Resources on Form 10-K for the year ended December 31, 2003).

ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

                        The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

Pursuant to the Public Utility Holding Company Act of 1935, the undersigned Company has caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

PNM Resources, Inc.

By: /s/ Patrick T. Ortiz
Name: Patrick T. Ortiz
Title: Senior Vice President, General
Counsel and Secretary

Date:  September 3, 2004